December 8, 2014

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kathryn McHale
Erin Purnell

Re:	LendingClub Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed December 1, 2014
File No. 333-198393

Ladies and Gentlemen:

On behalf of LendingClub Corporation (the “Company”), we are transmitting herewith Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1 (File No. 333-198393) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 27, 2014, as amended on October 20, 2014, November 17, 2014 and December 1, 2014 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated December 4, 2014. The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via courier a copy of the Amendment, which is marked to show changes from Amendment No. 3 to the Registration Statement as filed on December 1, 2014.

Risk Factors

Because some investors may come to our website via hyperlinks…, page 23

1.	Please broaden your disclosure in this section to address all third-party “click-through” sites, rather than just your ecosystem partners.

In response to the Staff’s comment, the Company has revised its disclosure on page 23.

Securities and Exchange Commission

December 8, 2014

Some investors in limited partnership interests offered by LCA…, page 35

2.	Please revise this heading and risk factor to disclose that all investors in the private offerings may seek rescission if it is determined that any investor’s interest in purchasing certificate or limited partnership interests resulted from a general solicitation or general advertising in violation of Section 5. In addition, revise the fourth sentence to state that, in your opinion, the Trust and LCA have a substantive, pre-existing relationship outside of the public offering for the Notes and delete the sixth sentence which contains mitigating language.

In response to the Staff’s comment, the Company has revised its disclosure on pages 35 and 36.

Exhibits

3.	The form of LCA Investment Advisory Agreement, the form of Certificate Account Opening, and Maintenance Agreement you have provided to the staff appear to be material contracts. Please file each as an exhibit or provide your analysis as to why this is not appropriate.

In response to the Staff’s comment, the Company has filed the form of LCA Investment Advisory Agreement and form of Certificate Account Opening and Maintenance Agreement as exhibits to the Registration Statement.

Exhibit 5.1

4.	Please remove the assumption regarding the due authorization, execution and delivery of any document delivered by the selling shareholders. Counsel may not assume that the registrant has taken corporate actions necessary to authorize the issuance of the securities. For more information, refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, we have removed the assumption regarding the due authorization, execution and delivery of any document delivered by the selling stockholders from the opinion filed as Exhibit 5.1 to the Registration Statement.

5.	Please remove the qualification with respect to the valid existence and good standing of the company in the penultimate paragraph on page 2. Counsel may not limit its opinion with respect to the fact that the registrant is validly existing under the jurisdiction in which it is incorporated. For more information, refer to Section II.B.3.a Staff Legal Bulletin No. 19.

In response to the Staff’s comment, we have removed the qualification with respect to the valid existence and good standing of the company in the penultimate paragraph on page 2 from the opinion filed as Exhibit 5.1 to the Registration Statement.

* * * * * * * * * * *

Securities and Exchange Commission

December 8, 2014

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, James D. Evans, at (206) 389-4559.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Renaud Laplanche, Chief Executive Officer
Carrie Dolan, Chief Financial Officer
Jason Altieri, General Counsel and Compliance Officer
LendingClub Corporation

Cynthia C. Hess, Esq.
James D. Evans, Esq.
Fenwick & West LLP

Kurt J. Berney, Esq.
Eric C. Sibbitt, Esq.
O’Melveny & Myers LLP